EXHIBIT 20

February 29, 2012

Dear Owens Mortgage Investment Fund Limited Partner:

Owens Mortgage Investment Fund (the “Fund”) is in the process of developing a plan that, if approved by the majority of limited partners, would provide an additional liquidity and capital redemption opportunity for the limited partners.  Recently, the Fund commissioned an independent national appraisal company to appraise and value all of the assets held by the Fund.  When this process is completed, the current fair market value of the Fund assets will be known.    The Fund has also commissioned a second independent company to take this valuation and make allowances for a liquidation value of the Fund assets assuming the assets were sold in a relatively short period of time.

While details of the plan are still under development, the Fund intends to offer (“Offer”) to redeem Units from limited partners at a value per Unit determined by this process.  Participation would be optional, and no limited partner would be forced to take a full or partial redemption of his or her investment in the Fund.  While the actual resources that will be available to fund this Offer are not assured, we expect that this Offer would be limited to the 10% annual cap on redemptions provided in the Fund’s Limited Partnership Agreement.  If limited partner participation in this Offer is in excess of this cap, the Offer may be extended into the following year.

This Offer will require amendments to the Limited Partnership Agreement, and we intend to submit proposed amendments to regulatory authorities for review in the near future.  Assuming we are able to obtain any required approvals, we would then submit the proposed amendments to a vote of all limited partners.  We are hopeful that such amendments will be accepted and approved by a majority of the limited partners.

We cannot be certain as to the timing of these processes as certain items are out of our control, but we are hopeful that we will be able to bring the proposed amendments and full disclosure of a final plan to you within the next several months.

Although the past few years have been extremely difficult for all of us, we expect that the final plan will make sense and be fair to all limited partners, including those that wish to redeem their investment and those that believe that we are at or near the bottom of this very difficult real estate market and would choose to remain in the Fund.

Although we cannot currently provide you with more details of the plan while it remains under development, you are always welcome to contact us at (925) 935-3840.

Sincerely,

Owens Financial Group, Inc.
General Partner